United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

OMB Number 3235-0145
The Timken Company
(Name of Issuer)
Common Stock Without Par Value
(Title of Class of Securities)
887389104
(CUSIP Number)
Calendar Year 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
√	Rule 13d-1(c)
Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887389104

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  TIMKEN WARD J JR
  ###-##-####

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  494,388

  Shared Voting Power

  5,309,754

  Sole Dispositive Power

  494,388

  Shared Dispositive Power

  5,309,754

  Aggregate Amount Beneficially Owned by Each Reporting Person

  5,804,142

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  6.0%

  Type of Reporting Person (See Instructions)

  IN

Item 1.

  Name of Issuer

  The Timken Company

  Address of Issuer's Principal Executive Offices

  1835 Dueber Avenue S.W.
  Canton, OH 44706

Item 2.

  Name of Person Filing

  Ward Jackson Timken, Jr.

  Address of Principal Business Office or, if None, Residence

  1835 Dueber Avenue S.W.
  Canton, OH 44706

  Citizenship

  United States of America

  Title of Class of Securities

  Common Stock Without Par Value

  CUSIP Number

  887389104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  5,804,142

  Percent of class:

  6.0%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    494,388

    Shared power to vote or to direct the vote:

    5,309,754

    Sole power to dispose or to direct the disposition of:

    494,388

    Shared power to dispose or to direct the disposition of:

    5,309,754

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of 5,309,754 shares of the securities identified in this Schedule 13G.

5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a private charitable foundation. The four trustees of the Timken Foundation of Canton are Ward J. Timken, Nancy S. Knudsen, Joy A Timken and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.

61,810 shares fo the securities identifed in this Schedule 13G are held by my wife or trusts. I disclaim the beneficial ownership of 8,810 shares of these securities as well as the securities held by the Timken Foundation of Canton. I am the beneficiary of a trust which holds the remaining 53,000 shares of these securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2009
Date
/s/ Ward jackson Timken, Jr.
Signature
Ward jackson Timken, Jr.
Chairman of the Board
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)